UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM                      TO

COMMISSION FILE NUMBER 1-12001

ROME METALS, LLC EMPLOYEES’ 401(k) AND
PROFIT SHARING PLAN
(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479

(Address of Plan and principal executive offices of Issuer)

Audited Financial Statements and Supplemental Schedule
Rome Metals, LLC Employees’ 401(k) and Profit Sharing Plan
Years Ended December 31, 2008 and 2007
With Report of Independent Registered Public Accounting Firm

Rome Metals, LLC Employees’ 401(k) and
Profit Sharing Plan
Audited Financial Statements
and Supplemental Schedule
Years Ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm
Allegheny Technologies Incorporated
We have audited the accompanying statements of net assets available for benefits of the Rome Metals, LLC Employees’ 401(k) and Profit Sharing Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
June 25, 2009

Rome Metals, LLC Employees’ 401(k) and
Profit Sharing Plan
Statements of Net Assets Available for Benefits

	December 31
	2008	2007

Investments at fair value:
Interest in registered investment companies	$1,872,360	$3,240,878
Interest in synthetic investment contracts	1,419,690	1,689,736
Interest in common collective trusts	1,236,244	2,119,891
Participant loans	562,513	366,729
Interest-bearing cash and cash equivalents	124,360	88,858
Corporate common stocks	81,768	24,544

Total investments at fair value	5,296,935	7,530,636

Receivables	925,003	4,935

Net assets available reflecting investments at fair value	6,221,938	7,535,571
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	92,334	6,049

Net assets available for benefits	$6,314,272	$7,541,620

See accompanying notes.

Rome Metals, LLC Employees’ 401(k) and
Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2008	2007

Contributions:
Employer	$925,003	$1,101,653
Employee	88,476	67,525

Total contributions	1,013,479	1,169,178

Investment income (loss):
Net gain (loss) from interest in registered investment companies	(1,169,684)	293,496
Net gain (loss) from interest in common collective trusts	(621,847)	11,785
Net unrealized/realized loss on corporate common stocks	(118,973)	(1,513)
Interest income	63,354	32,980
Other income	40,898	16,401

Total investment income (loss)	(1,806,252)	353,149

	(792,773)	1,522,327

Distributions to participants	(434,575)	(219,557)
Administrative expenses and other, net	—	(29,376)

	(434,575)	(248,933)

Net increase (decrease) in net assets available for benefits	(1,227,348)	1,273,394
Net assets available for benefits at beginning of year	7,541,620	6,268,226

Net assets available for benefits at end of year	$6,314,272	$7,541,620

See accompanying notes.

Rome Metals, LLC Employees’ 401(k) and
Profit Sharing Plan
Notes to Financial Statements
December 31, 2008
1. Significant Accounting Policies
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The financial statements are prepared under the accrual basis of accounting.
Investment Valuation
Investments are reported at fair value. As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”, fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.
2. Description of the Plan
The Rome Metals, LLC Employees’ 401(k) and Profit Sharing Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Rome Materials, LLC (the Plan Sponsor or the Company) is an indirect, wholly-owned subsidiary of Allegheny Technologies Incorporated (the Plan Administrator).
The purpose of the Plan is to provide retirement benefits to eligible employees through Company contributions and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations.
The Company also contributes an amount from its current or accumulated profits for each Plan Year as determined by its Board of Directors. The Board of Directors, in its sole discretion, may choose to make contributions without regard to its current or accumulated profits for the Plan Year. The determination of Company contributions for employees in the collective bargaining unit represented by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers AFL-CIO, CLC, are subject to the terms of the collective bargaining agreement effective May 31, 2008.

Rome Metals, LLC Employees’ 401(k) and
Profit Sharing Plan
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
The Plan allows participants to direct their contributions, and contributions made by the Company, to any of the investment alternatives. Unless otherwise specified by the participant, contributions: (i) that were made prior to September 17, 2007 were made to the Stable Asset Fund, and (ii) that were made on and after September 17, 2007 are made to State Street Global Advisors Target Retirement Fund that most closely matches the participant’s 65th birthday date (e.g., State Street Target Retirement 2020 SL Series Fund). Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Sky Bank, N.A., prior to September 1, 2007 and thereafter Mercer Trust Company, for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan may be paid by the Plan Sponsor.
Participants may make “in-service” and hardship withdrawals as outlined in the plan document.
Participants are always fully vested in that portion of their participant account balance derived from their own contributions. The portion derived from Company contributions vest based upon the employee’s years of service, as follows:

Years	Amount of Vesting

Fewer than 2	0%
2 but fewer than 3	20%
3 but fewer than 4	40%
4 but fewer than 5	60%
5 but fewer than 6	80%
6 or more	100%
Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General-purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.
Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan document, summary plan description, and related contracts. These documents are available from the Plan Sponsor.

Rome Metals, LLC Employees’ 401(k) and
Profit Sharing Plan
Notes to Financial Statements (continued)
3. Investments
On September 1, 2007, as part of a change in the administration of the Plan, including changing the record-keeper to Mercer Human Resources from Sky Bank, N.A., and changing the trustee to Mercer Trust Company from Sky Bank, N.A., the investment options available to participants under the Plan were changed.
The Mellon Stable Value Fund invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), collateralized mortgage obligations (CMOs), and common/collective trusts.
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures. At December 31, 2008 and 2007, the interest crediting rates for Fixed Maturity SICs ranged from 4.12% to 5.04% and 4.30% to 5.32%, respectively.
The following presents investments that represent 5% or more of the Plan’s net assets:

	Years Ended December 31
	2008	2007

American Funds Growth Fund of America	$729,913	$1,274,627
MSIF Small Company Growth Fund	423,867	857,669
Alliance Bernstein Small Mid Cap Value Fund	373,135	657,253
Participant Loans*	562,513	366,729
State Street Global Advisers S&P 500 Flagship SL Fund**	279,831	611,514

*	Prior year presented for comparative purposes only

**	Current year presented for comparative purposes only

Rome Metals, LLC Employees’ 401(k) and
Profit Sharing Plan
Notes to Financial Statements (continued)
3. Investments (continued)
Investments in SICs at contract value that represent 5% of more of the Plan’s net assets were as follows:

	Years Ended December 31
	2008	2007

Monumental Life Ins. Co. Constant Duration SIC	$401,292	$409,572
Rabobank Constant Duration SIC	391,805	416,589
Average yields for all fully benefit-responsive investment contracts were as follows:

	Years Ended December 31
	2008	2007

Average yields:

Based on actual earnings	4.67%	4.72%
Based on interest rate credited to participants	4.56%	4.57%
Although it is management’s intention to hold the investment contracts in the Standish Mellon Stable Value Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.
4. Fair Value Measurements
The Plan adopted FASB Statement No. 157, “Fair Value Measurements” (FAS 157), as required, on January 1, 2008. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. Specifically, FAS 157:
•	Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;

•	Establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date;

•	Eliminates large position discounts for financial instruments quoted in active markets; and

•	Expands disclosures about instruments measured at fair value.

Rome Metals, LLC Employees’ 401(k) and
Profit Sharing Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Determination of Fair Value
Following is a description of the Plan’s valuation methodologies for assets and liabilities measured at fair value. Such valuation methodologies were applied to all of the assets and liabilities carried at fair value effective January 1, 2008. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently-sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within level 1 (as defined below) of the fair value hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Valuation Hierarchy
FAS 157 established a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of the inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:
Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets and liabilities in active markets.
Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3 — inputs to the valuation methodology are unobservable and significant to the valuation measurement.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Rome Metals, LLC Employees’ 401(k) and
Profit Sharing Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Valuation methodologies
The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, includes the following:
•	Cash and cash equivalents — where the Net Asset Value (NAV) is a quoted price in a market that is active, it is classified within level 1 of the valuation hierarchy. In certain cases NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within level 2 of the valuation hierarchy.

•	Corporate common stocks — are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all other common stock is classified within level 1 of the valuation hierarchy.

•	Common/collective trust funds — these investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within level 2 of the valuation hierarchy.

•	Registered investment companies — these investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within level 1 of the valuation hierarchy. In certain cases NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within level 2 of the valuation hierarchy.

•	Corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored entity obligations, and other — where quoted prices are available in an active market, the investments are classified within level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within level 2 of the valuation hierarchy.

Rome Metals, LLC Employees’ 401(k) and
Profit Sharing Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
•	Synthetic investment contracts — fair value is based on the underlying investments. The underlying investments include government agency bonds, corporate bonds, ABOs, CMOs, and common/collective trusts. Because inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, or in the case of common/collective trusts the NAV is a quoted price in a market that is not active, synthetic investment contracts are classified within level 2 of the valuation hierarchy.

•	Loans to plan participants — valued at cost plus accrued interest, which approximates fair value and are classified within level 2 of the valuation hierarchy.
The following table presents the financial instruments carried at fair value as of December 31, 2008, by caption on the statement of net assets available for benefits and by FAS 157 valuation hierarchy (as described above). The Plan had no assets classified within level 3 of the valuation hierarchy.
Assets measured at fair value on a recurring basis:

	Level 1	Level 2	Total

December 31, 2008
Interest in registered investment companies	$1,872,360	$—	$1,872,360
Interest in synthetic investment contracts	—	1,419,690	1,419,690
Interest in common collective trusts	—	1,236,244	1,236,244
Corporate common stock	81,768	—	81,768
Interest-bearing cash and cash equivalents	96,741	27,619	124,360
Participant loans	—	562,513	562,513

Total assets at fair value	$2,050,869	$3,246,066	$5,296,935

5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated August 2, 2000, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Rome Metals, LLC Employees’ 401(k) and
Profit Sharing Plan
Notes to Financial Statements (continued)
6. Plan Termination
Although it has not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate their respective participation in the Plan subject to the provisions of ERISA. However, no such action may deprive any participant of any vested right.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2008:

Net assets available for benefits per the financial statements	$6,314,272
Deemed distribution of benefits to participants	(16,912)

Net assets available for benefits per the Form 5500	$6,297,360

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2008.

Benefits paid to participants per the financial statements	$434,575
Add: Amounts allocated on Form 5500 to deemed distributions for the year ended December 31, 2008	16,912

Benefits paid to participants per the Form 5500	$451,487

Rome Metals, LLC Employees’ 401(k) and
Profit Sharing Plan
EIN: 91-1821596 Plan: 045
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2008

Description	Current Value

Registered investment companies
Alliance Bernstein Small Mid Cap Value Fund	$373,135
American Funds Europacific Growth Fund	162,913
American Funds Growth Fund of America	729,913
MFS Value Fund	115,710
Lord Abbett Mid Cap Value Fund	1,264
MSIF Small Company Growth Fund	423,867
Western Asset Core Plus Bond Fund	65,558

Total registered investment company	$1,872,360

Corporate Common Stock
Allegheny Technologies Incorporated*	$81,768

Interest-Bearing Cash & Cash Equivalents
Mellon Trust of New England TIF Fund	$96,741
Natixis Financial	27,619
Adjustment from fair to book value	(188)

$124,172

Common Collective Trusts
Mellon Stable Value Fund	$31,460
Adjustment from fair to book value	1,480
State Street Global Advisors Target Retirement Income SL Series Fund	124,662
State Street Global Advisors Target Retirement Income 2010 SL Series Fund	77,590
State Street Global Advisors Target Retirement Income 2015 SL Series Fund	37,238
State Street Global Advisors Target Retirement Income 2020 SL Series Fund	99,563
State Street Global Advisors Target Retirement Income 2025 SL Series Fund	114,532
State Street Global Advisors Target Retirement Income 2030 SL Series Fund	113,669
State Street Global Advisors Target Retirement Income 2035 SL Series Fund	72,843
State Street Global Advisors Target Retirement Income 2040 SL Series Fund	119,403
State Street Global Advisors Target Retirement Income 2045 SL Series Fund	36,964
State Street Global Advisors Target Retirement Income 2050 SL Series Fund	810
State Street Global Advisors S&P500 Flagship SL Fund	279,831
State Street Global Advisors MSCI ACWI Ex-US Index SL Series Fund	127,679

$1,237,724

Fixed Maturity Synthetic Contracts:
CMBS, BACM 2002-2 A3	$12,565

Rome Metals, LLC Employees’ 401(k) and
Profit Sharing Plan
EIN: 91-1821596 Plan: 045
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2008

Description	Current Value

CMBS, BACM 2005-3 A3A	13,728
Fannie Mae, FNR 2002-74 LC	1,035
Freddie Mac, FHR 2627 BU	23,011
Freddie Mac, FHR 2640 TL	11,585
Freddie Mac, FHR 2715 ND	14,728
Freddie Mac, FHR 2760 EB	13,253
Freddie Mac, FHR 2786 PC	6,857
Freddie Mac, FHR 2865 PQ	20,389
Freddie Mac, FHR 2866 XD	20,438
Freddie Mac, FHR 2870 BD	13,740
Freddie Mac, FHR 2888 OW	9,685
GNMA Project Loans, GNR 06-51 A	15,192
Auto Valet 2008-2 A3A	20,127
Bank of America, N.A. Wrap contract	2,046

Bank of America, N.A. Fixed Maturity Synthetic Contract 03-040	198,379

Auto, BASAT 06-G1 A4	19,855
CMBS, CDCMT 2002-FX1D1895488.82	12,776
Rate Redu Bonds, CNP05-1 A2	20,250
Freddie Mac, FHR 2631 LB	9,273
Freddie Mac, FHR 2681 PC	17,592
Freddie Mac, FHR 2778 KR	6,844
Freddie Mac, FHR 2981 NB	15,816
Freddie Mac, FHR 2891 NB	13,810
CMBS, MLMT 05-CIP1 A2	24,691
CMBS, MLMT 05-CKI1 A2	12,236
CMBS, CD05-CD1 A2 FX	6,178
State Street Bank Wrap contract	5,208

State Street Bank Fixed Maturity Synthetic Contract 105028	164,529

CMBS, BSCMS 05-T18 A2	9,587
CMBS, BSCMS 99-WF2 A2	8,728
CMBS, BSCMS 03-T12 A2	1,351
Freddie Mac, FHR 2663 ML	23,924
Freddie Mac, FHR 2763 PC	17,990
Freddie Mac, FHR 2921 NV	10,227
Freddie Mac, FHR 2934 OC	13,831
CMBS, HFCMC 99-PH1 A2	1,326
CMBS, JPMCC 05-LDP2 A2	12,413
CMBS, MSC 99-CAM1 A4	376
Auto, NALT 06-A A4	26,764

Rome Metals, LLC Employees’ 401(k) and
Profit Sharing Plan
EIN: 91-1821596 Plan: 045
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2008

Description	Current Value

Auto, VWALT 06-A A4	10,124
Natixis Financial Products Wrap contract	1,980

Natixis Financial Products Fixed Maturity Synthetic Contract #1245-01	138,621

Total Fixed Maturity Synthetic Contracts	$501,529

Constant Duration Synthetic Contracts:
Barclays Global Investors, 1-3 Year Government Bond Index Fund	$15,196
Barclays Global Investors, Asset-Backed Sec Index Fund	104,072
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	31,650
Barclays Global Investors, Int Term Credit Bond Index Fund	94,714
Barclays Global Investors, Int Term Government Bond Index Fund	36,447
Barclays Global Investors, Long Term Government Bond Index Fund	8,895
Barclays Global Investors, Mortgage-Backed Sec Index Fund	78,132
Monumental Life Ins. Co. Wrap contract	32,186

Monumental Life Ins. Co. Constant Duration Synthetic Contract MDA00413TR	401,292

Barclays Global Investors, 1-3 Year Government Bond Index Fund	14,802
Barclays Global Investors, Asset-Backed Sec Index Fund	101,384
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	30,829
Barclays Global Investors, Int Term Credit Bond Index Fund	92,257
Barclays Global Investors, Int Term Government Bond Index Fund	35,501
Barclays Global Investors, Long Term Government Bond Index Fund	8,664
Barclays Global Investors, Mortgage-Backed Sec Index Fund	76,104
Rabobank Wrap contract	32,264

Rabobank Constant Duration Synthetic Contract ATI060301	391,805

Barclays Global Investors, 1-3 Year Government Bond Index Fund	8,182
Barclays Global Investors, Asset-Backed Sec Index Fund	56,039
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	17,042
Barclays Global Investors, Int Term Credit Bond Index Fund	51,000
Barclays Global Investors, Int Term Government Bond Index Fund	19,625
Barclays Global Investors, Long Term Government Bond Index Fund	4,790
Barclays Global Investors, Mortgage-Backed Sec Index Fund	42,070
State Street Bank Wrap contract	17,358

State Street Bank Constant Duration Synthetic Contract 107073	216,106

Total Constant Duration Synthetic Contracts	$1,009,203

Participant loans* (5.00% to 9.25% with maturities through 2014)	$562,513

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

ROME METALS, LLC EMPLOYEES’ 401(k) AND PROFIT SHARING PLAN

Date: June 25, 2009	By:	/s/ Dale G. Reid

Dale G. Reid
Vice President-Controller, Chief Accounting Officer and Treasurer
(Principal Accounting Officer and Duly Authorized Officer)